UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2009
or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission file number 001-13641

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
PINNACLE ENTERTAINMENT, INC.
401(k) INVESTMENT PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Pinnacle Entertainment, Inc.
8918 Spanish Ridge Avenue
Las Vegas, Nevada 89148

Required Information
The Pinnacle Entertainment, Inc. 401(k) Investment Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the requirements of Items 1 through 3 of Annual Report on Form 11-K, the financial statements and the supplemental schedule of the Plan for the fiscal year ended December 31, 2009, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith.
The written consent of RubinBrown LLP, consenting to the incorporation by reference in the registration statement of Pinnacle Entertainment, Inc. on Form S-8 (File No. 333-60616) of its report dated June 18, 2010 contained herein with respect to the annual financial statements of the Plan as of December 31, 2009 and December 31, 2008 and for the year ended December 31, 2009 is filed as Exhibit 23.1 to this Annual Report on Form 11-K.

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN
Index

Page
Report of Independent Registered Public Accounting Firm	4

Financial Statements:

Statements of Net Assets Available for Benefits	5

Statement of Changes in Net Assets Available for Benefits	6

Notes to Financial Statements	7

Supplemental Schedules:

Schedule H, Line 4i- Schedule of Assets (Held at End of Year) December 31, 2009	13

All other schedules have been omitted as not applicable

Exhibits:

Exhibit Index	15

Exhibit 23.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Administrator
Pinnacle Entertainment, Inc. 401(k) Investment Plan
Las Vegas, Nevada
We have audited the accompanying statement of net assets available for benefits of the Pinnacle Entertainment, Inc. 401(k) Investment Plan (the Plan) as of December 31, 2009 and 2008 and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ RubinBrown LLP
St. Louis, Missouri
June 18, 2010

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2009 AND 2008

	2009	2008
Assets:
Participant-directed investments, at fair value	$50,221,752	$37,746,513

Receivables:
Employer contributions	17,025	—
Participants contributions	92,281	—
Interest, dividend and capital gains receivable	51,293	—

	160,599	—

	50,382,351	37,746,513
Liabilities:
Excess contribution refunds	139,551	79,062

	50,242,800	37,667,451
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(152,438)	4,464

Net assets available for benefits	$50,090,362	$37,671,915

See report letter and notes to financial statements

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

2009
Investment income:
Dividend	$546,378
Interest on loans	202,093
Net appreciation in fair value of investments	7,117,955

Total investment income	7,866,426

Contributions:
Participants’ contributions	8,252,351
Employer contributions	1,453,138
Participants’ rollover contributions	454,456

Total contributions	10,159,945

Deductions:
Benefits paid to participants	5,224,558
Administration and trust fees	248,589
Corrective distribution, net of deemed distribution of participant loans	134,777

Total deductions	5,607,924

Net increase	12,418,447

Net assets available for benefits:
Beginning of year	37,671,915

End of year	$50,090,362

See report letter and notes to financial statements

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1. PLAN DESCRIPTION
The following description of the Pinnacle Entertainment, Inc. 401(k) Investment Plan (the “Plan”) provides only general information. Participants and other interested parties should refer to the Plan document for a more complete description of the Plan’s provisions.
General The Plan is a defined contribution plan with a cash or deferred arrangement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
As described in Note 7, Pinnacle intends for the Plan to be tax-qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Benefits under the Plan are not insured by the Pension Benefit Guaranty Corporation.
The Plan covers individuals who are employed in non-union employment classifications by Pinnacle Entertainment, Inc. (“Pinnacle”) and its Subsidiaries that have elected to participate in the Plan (collectively, the “Employer”) and who have met the Plan’s service eligibility requirements. The Plan also covers certain union employees whose benefits have been the subject of collective bargaining and who have met the Plan’s service eligibility requirements.
Significant Plan Amendments During calendar years 2010, 2009 and 2008, the following significant Plan amendments were adopted:
The Plan was amended and restated in its entirety to reflect the requirements of applicable federal laws commonly referred to as EGTRRA and to incorporate all prior adopted amendments. This restatement was effective retroactively to January 1, 2002 and was adopted on April 27, 2010.
The Plan was amended effective as of January 1, 2010 to exclude bonuses from the forms of compensation from which participants can elect to make contributions to the Plan. This amendment was adopted on December 29, 2009.
The Plan was amended effective January 1, 2009 to allow any forfeited matching contributions to be used to reduce any Employer contribution obligation under the Plan. This amendment was adopted on December 10, 2009.
An amended and restated Plan was adopted on April 27, 2010 for the purpose of incorporating prior adopted amendments, including the following significant amendments: (i) the appointment of Prudential Bank & Trust FSB (“Prudential”) as the Plan’s trustee effective January 1, 2008 and (ii) the exclusion of employees who perform services for or whose services are furnished to the Four Seasons Hotels Limited or an affiliate under that certain Hotel Management Agreement dated October 30, 2007 by and between Casino One Corporation and Four Seasons Hotels Limited.
Eligibility An employee who is employed by the Employer in a Plan-eligible classification and who has completed 500 hours of service within his or her first twelve months of employment with the Employer is eligible to participate in the Plan. An otherwise eligible employee who does not meet this initial service requirement is eligible to participate in the Plan if and when he or she has been credited with 1,000 hours of service during a Plan year. Certain employees are not eligible to participate in the Plan.
Contributions Each year, participants may contribute up to 100% of pre-tax annual compensation subject to a statutory dollar limit, as defined in the Plan ($15,500 for the year ended December 31, 2008 and $16,500 for the year ended December 31, 2009). A participant is automatically enrolled in the Plan at a contribution level of 2% of his or her pre-tax compensation, unless he or she elects a different level of contribution or elects not to be enrolled. Participants also may contribute amounts representing rollover distributions from other qualified defined benefit or defined contribution plans.

The Plan permits participants who have reached age 50 to make additional catch-up contributions up to certain annual maximum amounts established by Code Section 414(v)(2)(B)(i). The maximum catch-up contribution was $5,000 for the year ended December 31, 2008 and $5,500 for the year ended December 31, 2009.
Employer matching contributions are discretionary. Currently, the Employer matches each participant’s contribution in an amount equal to 25% of the participant’s pretax contributions, disregarding the participant’s pre-tax contributions in excess of 5% of the participant’s salary bi-weekly deferral. To be eligible to receive a share of Employer discretionary matching contributions that are allocated at the end of a Plan year, if any, a participant must complete 1,000 hours of service and be employed by the Employer on the last day of the Plan year, except in the case of the participant’s death or disability. In 2009, the total amount of the Employer discretionary matching contributions was $1,453,138.
Participants direct the investment of their contributions into various investment options offered by the Plan. All Employer matching contributions have been designated as participant-directed for financial reporting purposes because participants also have the ability to direct the investment of these contributions. Currently, the Plan imposes a 20% limit on the percentage of contributions which may be invested in Pinnacle common stock. Each participant receives voting rights on any shares of Pinnacle common stock held in his or her Plan account.
Participant Accounts Each participant’s account is credited with the participant’s contribution and allocations of the Employer’s contribution and Plan earnings, and each participant’s account is charged with any withdrawals or distributions requested by the participant, investment losses and allocation of administrative expenses, if applicable. Allocations, if any, would be based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.
Vesting Participants have an immediate nonforfeitable right to their contributions plus actual earnings thereon. Vesting in the Employer’s contribution portion of the participant’s accounts is based on years of service, as defined in the Plan. Participants are vested in Employer contributions plus actual earnings thereon at 20% after one year of service and an additional 20% each year thereafter until 100% vested upon five years of service. A participant becomes fully vested in his or her Employer contributions plus actual earnings thereon on his or her death, disability, or reaching age 65.
Forfeitures Forfeitures may be used to reduce Employer contributions and cover administrative expenses. At December 31, 2009, forfeitures of $342,706 were available to reduce future Employer contributions.
Participant Loans Participants may borrow from their fund accounts up to a maximum of the lesser of 50% of their vested account balance or $50,000 less the highest outstanding loan balance, if any, during the prior year. Loans must be repaid within five years, with the exception of real estate loans, which may be extended beyond five years. Participant loans are secured by the participant’s account balance and bear interest at prevailing rates on the date of the loan. The interest rates applicable to loans outstanding at December 31, 2009, range from 4.25% to 9.25%. As of December 31, 2009 and 2008, loans outstanding were $3,889,775 and $3,164,067, respectively.
Payment of Benefits On termination of service, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her Plan account. Terminated participants are required to begin receiving distribution of their vested account no later than April 1 following the year in which they attain age 70 1/2.
The Plan also provides for in-service hardship withdrawals from a participant’s account for immediate financial needs, as defined by the Plan, subject to certain limitations set forth in the Plan. Upon attaining age 59 1/2, a participant may elect to receive an in-service withdrawal of either a lump-sum amount equal to his or her vested account balance or a portion paid in a lump sum with the remainder paid at a later date. Any participant who is a 5% or greater owners of the Employer and who is age 70 1/2 is required to begin taking a partial withdrawal of his or her vested Plan account in accordance with Plan provisions and Code Section 401(a)(9). Participants with rollover balances may take a distribution from their rollover funds at any time in accordance with the Plan provisions.

Administrative Expenses Certain administrative expenses incidental to the administration of the Plan, including fees of the administrative agent and independent registered public accountants, may be paid by the Plan or by the Employer, at its discretion.
Trust and Recordkeeping Services As of January 1, 2008, the Prudential is the Plan’s trustee and the Prudential Retirement Insurance and Annuity Company is the Plan’s recordkeeper. However, through an Interim Services Agreement between Union Bank of California, N.A. (“UBOC”), the Plan’s prior trustee and recordkeeper, and Prudential effective January 1, 2008, UBOC retained the responsibility to continue to provide services until the proper transfer and conversion of the Plan was effected. Additionally, UBOC remained custodian of the assets of the Plan until its assets were physically moved to the Prudential platform. On June 23, 2008, the Plan transfer and conversion were completed.
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.
As described in authoritative guidance, investment contracts held by a defined contribution plan are required to be reported at fair value (see Note 3). However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Investment Valuation and Income Recognition Mutual funds and common stock are reported at fair value and participant loans are stated at the unpaid principal amount, which approximates fair value. Investments are valued on a daily basis. The UBOC Stable Value Fund, a common collective trust, is stated at contract value, which represents contributions made to the fund plus interest, less funds used to pay benefits. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.
Estimates The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States requires the Plan Administrator to make estimates and assumptions that affect the reported amounts. Actual results may differ from those estimates.
Concentration of Risk The Plan has exposure to risk to the extent that its investments are subject to market fluctuations and interest rate fluctuations that may materially affect the value of the investment balances.
NOTE 3. FAIR VALUE MEASUREMENTS
The Plan follows authoritative guidance which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It also establishes a framework for measuring fair value and expands disclosures about fair value measurements. The fair value framework requires the categorization of assets and liabilities into three levels based upon assumptions (inputs) used to price the assets and liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:
•	Level 1: Quoted market prices in active markets for identical assets or liabilities.
•	Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
•	Level 3: Unobservable inputs that are not corroborated by market data.

As of December 31, 2009, Plan investments that are measured at fair value on a recurring basis are as follows:

	Balance	Level 1	Level 2	Level 3
Investments:
Mutual funds:
Balanced-Specialty	$9,684,602	$9,684,602	$—	$—
Equity investment — large cap	7,421,069	7,421,069	—	—
Fixed income	7,186,766	7,186,766	—	—
Growth funds	4,809,931	4,809,931	—	—
International equity funds	3,711,330	3,711,330	—	—
Equity investment — small cap	3,644,729	3,644,729	—	—
Equity investment — mid cap	1,388,725	1,388,725	—	—

Total mutual funds	$37,847,152	$37,847,152	$—	$—

Common collective interest fund	5,472,856	—	5,472,856	—
Pinnacle common stock	3,011,966	3,011,966	—	—
Participant loans	3,889,775	—	—	3,889,775
Other	3	—	3	—

Total investments at fair value	$50,221,752	$40,859,118	$5,472,859	$3,889,775

As of December 31, 2008, Plan investments that are measured at fair value on a recurring basis are as follows:

	Balance	Level 1	Level 2	Level 3
Investments:
Mutual funds	$27,837,830	$27,837,830	$—	$—
Common collective interest fund	4,561,299	—	4,561,299	—
Pinnacle common stock	2,175,048	2,175,048	—	—
Participant loans	3,164,067	—	—	3,164,067
Other	8,269	—	8,269	—

Total investments at fair value	$37,746,513	$30,012,878	$4,569,568	$3,164,067

The table below sets forth a summary of changes in fair value of the Plan’s level 3 assets for the year ended December 31, 2009.

Level 3

Fair value, beginning of year	$3,164,067
Purchases, sales, issuance and settlements (net)	725,708

Fair value, end of year	$3,889,775

NOTE 4. INVESTMENTS
Investments are fully participant-directed. The following presents investments that represent five percent or more of the Plan’s net assets available for benefits at December 31, 2009 and 2008, respectively.

	December 31,	December 31,
	2009	2008
UBOC Stable Value A Fund	$5,472,856	$4,561,299
Davis New York Venture Fund	5,173,154	4,108,678
Fidelity Advisor Equity Growth Fund	4,809,931	3,606,959
PIMCO Real Return Bond A Fund	4,051,769	3,228,216
Participant Loans	3,889,775	3,164,067
High Mark Diversified Money Market	3,134,997	3,065,462
MFS Research International Fund	3,711,330	2,654,894
Pinnacle Common Stock	3,011,966	2,175,048
Blackrock Lifepath Retirement Fund	2,789,917	317,683	*

*	Investment represents less than 5% of the Plan’s net assets available for benefits at December 31, 2008.
During 2009, Plan investments appreciated in fair value as follows:

December 31,
2009
Mutual funds	$6,608,664
Pinnacle common stock	358,828
Other income including gain on common collective trust	150,463

$7,117,955

NOTE 5. INVESTMENT CONTRACT
The Plan invests in a benefit-responsive investment contract with UBOC in relation to the UBOC Stable Value Fund. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.
As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measure attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Prudential, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.
There are no allowances necessary against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting.
Certain events would limit the ability of the Plan to transact at contract value with the issuer, including the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan); (2) changes to the Plan’s prohibition of competing investment options or deletion of equity wash provisions; (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan; or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The guaranteed investment contract does not permit the agreement to be terminated prior to the scheduled maturity.

Average yields:	2009
Based on actual earnings	3.88%
Based on interest rate credited to participants	3.66%
NOTE 6. PLAN TERMINATION
The Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in all Employer contributions allocated to their Plan accounts.
NOTE 7. TAX STATUS
The Plan is a prototype plan that is the subject of a favorable opinion letter from the Internal Revenue Service dated April 29, 2002, and the Plan Administrator believes the Plan has been operated in accordance with the applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”). The Employer routinely self-reviews the administration of the Plan and self-corrects any compliance issues in accordance with the Employee Plan Compliance Resolution System. The prototype plan has been amended since the latest opinion letter date; however, the Plan Administrator believes that the Plan and related trust are designed in accordance with applicable sections of the Code and, accordingly, are exempt from income taxes.
In April 2010, the Plan adopted the prototype plan sponsored by Prudential, which is the subject of a favorable opinion letter from the Internal Revenue Service dated March 31, 2008.
NOTE 8. TRANSACTIONS WITH RELATED PARTIES
Certain Plan investments are shares of Pinnacle common stock. Pinnacle is the Plan sponsor, and Prudential is the custodian and record-keeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.
NOTE 9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2009 and 2008:

	December 31,	December 31,
	2009	2008
Net assets available for benefits per financial statements	$50,090,362	$37,671,915
Adjustment from contract value to fair value for fully-benefit responsive investment contracts	152,438	(4,464)

Net assets available for benefits per Form 5500	$50,242,800	$37,667,451

The following is a reconciliation of investment income (loss) per the financial statements to Form 5500 for the year ended December 31, 2009 and 2008:

	December 31,	December 31,
	2009	2008
Total investment income (loss) per financial statements	$7,866,426	$(15,063,792)
Adjustment from contract value to fair value for fully-benefit responsive investment contracts	156,902	(4,464)

Total investment income (loss) per Form 5500	$8,023,328	$(15,068,256)

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN
EIN # 95-3667491 Plan #003
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

		(c) Description of investment
		including maturity date, rate of
		interest, collateral, par, or
(a)	(b) Identity of issue, borrower, lessor, or similar party	maturity value	(e) Current Value
	UBOC Stable Value Fund	Common collective interest fund	$5,472,856
	Davis New York Venture Fund	Mutual Fund	5,173,154
	Fidelity Advisor Equity Growth Fund	Mutual Fund	4,809,931
	PIMCO Real Return Bond A Fund	Mutual Fund	4,051,769
	Participant Loans	Interest at 4.25% to 9.25%, due through 2037	3,889,775
	High Mark Diversified Money Market	Mutual Fund	3,134,997
	MFS Research International Fund	Mutual Fund	3,711,330
*	Pinnacle Entertainment, Inc. Common Stock	Common stock, 335,408 shares	3,011,966
	MFS Value Fund	Mutual Fund	2,247,915
	Allianz NFJ Small Cap Value A	Mutual Fund	1,923,860
	Blackrock Lifepath Retirement 2020 Fund	Mutual Fund	2,249,269
	Blackrock Lifepath Retirement 2040 Fund	Mutual Fund	2,486,686
	Turner Small Cap Growth/Investor	Mutual Fund	1,720,869
	Blackrock Lifepath Retirement 2030 Fund	Mutual Fund	2,158,730
	RS Value Fund	Mutual Fund	1,388,725
	Blackrock Lifepath Retirement Fund	Mutual Fund	2,789,917
	Individually Directed Accounts	Participant-directed brokerage account	3

			$50,221,752

*	Identifies a party-in-interest to the Plan.
See report letter

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PINNACLE ENTERTAINMENT, INC. 401(K) INVESTMENT PLAN
Dated: June 18, 2010	By:	/s/ Stephen H. Capp
Stephen H. Capp
Plan Administrator Pinnacle Entertainment, Inc. Executive Vice President and Chief Financial Officer

Dated: June 18, 2010	By:	/s/ Christopher K. Plant
Christopher K. Plant
Plan Administrator Pinnacle Entertainment, Inc. Vice President and Treasurer

EXHIBIT INDEX

Exhibit
Number	Description
23.1	Consent of RubinBrown LLP, Independent Registered Public Accounting Firm